

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

Siguang Peng
Chief Executive Officer
Meten EdtechX Education Group Ltd.
3rd Floor, Tower A, Tagen Knowledge & Innovation Center
2nd Shenyun West Road, Nanshan District
Shenzhen, Guangdong Province 518045, People's Republic of China

> **Re: Meten EdtechX Education Group Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed February 13, 2020**
> **File No. 333-235859**

Dear Mr. Peng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2020 letter.

Form F-4 Amendment No. 1 filed February 13, 2020

U.S. Holders
Tax Consequences of the Mergers, page 84

1. We note your revised disclosure that the parties intend for the transaction to be tax free but that there is an absence of guidance on the issue. Given this uncertainty, and the lack of clear disclosure as to your belief that the transaction is expected to be taxable, the tax consequences to investors appear to be material. Please revise your disclosure to state that you cannot take the position that the transaction be treated, for U.S. federal income tax purposes, as a non-taxable transaction because of an absence of guidance. Alternatively, provide a tax opinion in support of your disclosure.

<u>Meten's Management's Discussion and Analysis, page 154</u>

2.   Given the recent Coronavirus outbreak in China and other countries, please tell us whether you expect the outbreak to have an impact on your revenues in your current or future financial periods, and if so, disclose this in your filing. In this regard, please disclose whether or not you have closed any of your learning centers, as your risk factor disclosure states this may be necessary.

   You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services